Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COBRA ELECTRONICS CORPORATION

at

$4.30 Net Per Share

by

VENOM ELECTRONICS MERGER SUB, INC.

a wholly-owned subsidiary of

VENOM ELECTRONICS HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 7, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2014 (which we refer to as the “Merger Agreement”), by and among Venom Electronics Holdings, Inc., a Delaware corporation (which we refer to as “Parent”), Venom Electronics Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (which we refer to as “Purchaser”), and Cobra Electronics Corporation, a Delaware corporation (which we refer to as “Cobra”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.33 1/3 per share, of Cobra (which we refer to as “Shares”) at a price of $4.30 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and the related letter of transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Cobra (which we refer to as the “Merger”), with Cobra continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and becoming a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”)) will be converted into the right to receive an amount equal to the Offer Price, without interest and less any applicable withholding taxes thereon (which we refer to as the “Merger Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for such Shares.

On August 27, 2014, the Cobra Board unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the First Amendment to the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on October 7, 2014 (which we refer to as the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended, is referred to as the “Expiration Time”), that number of Shares which, together with the Shares beneficially owned by Parent or Purchaser (if any), represents at least one full Share more than a majority of the Shares then outstanding (determined on a fully diluted basis, which assumes conversion and exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof; and excluding from shares tendered in the Offer shares tendered by guaranteed delivery for which underlying shares have not been received and any shares tendered by Cobra or any subsidiary of Cobra), (which condition we refer to as the “Minimum Condition”), (b) the absence of any law, order, injunction or decree in effect that would prohibit, enjoin or prevent the Offer or the Merger, (c) no U.S. governmental entity having opened and not closed an investigation of the Offer or the Merger, (d) no U.S. governmental entity having requested in writing (and not withdrawn such request) that the parties not consummate the Offer or the Merger, (e) the non-occurrence of a material adverse effect and (f) the Merger Agreement not having been terminated in accordance with its terms. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears on pages 1 through 6. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

September 10, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (which we refer to as the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $4.30 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, which, together with any amendments or supplements, collectively constitute the Offer. The following are some questions you, as a stockholder of Cobra, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. The information concerning Cobra contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Cobra or has been taken from or is based upon publicly available documents or records of Cobra on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Cobra provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock, par value $0.33 1/3 per share (which we refer to as the “Shares”), of Cobra Electronics Corporation, a Delaware corporation (which we refer to as “Cobra”).

Price Offered Per Share	$4.30 per Share, net to the seller in cash (which we refer to as the “Offer Price”), without interest and less any applicable withholding taxes thereon.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on October 7, 2014, unless the Offer (as defined below) is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Venom Electronics Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (which we refer to as “Parent”).

Cobra’s Board of Directors Recommendation	The board of directors of Cobra (which we refer to as the “Cobra Board”) has recommended that the stockholders of Cobra accept the Offer and tender their Shares in the Offer.

Who is offering to buy my Shares?

Venom Electronics Merger Sub, Inc., or Purchaser, a wholly-owned subsidiary of Venom Electronics Holdings, Inc., or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Cobra. Parent is controlled by Monomoy Capital Partners II, L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership (which we refer to collectively as the “Sponsors”). See the “Introduction” and Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Cobra. If Parent and Purchaser acquire more than 50% of the outstanding Shares, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the procedures available under Section 251(h) of the Delaware General Corporation Law (which we refer to as the “DGCL”) (without a meeting of Cobra’s stockholders). The Offer will be consummated only if there are enough Shares tendered in the Offer to cause Purchaser to own one full Share more than a majority of the Shares then outstanding and to allow Purchaser to consummate the Merger immediately after the consummation of the Offer. Upon consummation of the Merger, Cobra will become a wholly-owned subsidiary of Parent and will no longer be publicly owned.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.30 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of August 27, 2014 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Cobra, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

What does the Cobra Board recommend?

On August 27, 2014, the Cobra Board unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the First Amendment to the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Cobra Board’s approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in Item 4—“The Solicitation or Recommendation” of Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) to be filed with the SEC under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange

Act”), and furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under subheadings “Background of the Offer and the Merger” and “Reasons for the Board’s Recommendation” in Item 4—“The Solicitation or Recommendation.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other conditions:

•	there being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time (as defined below) that number of Shares which, together with the Shares beneficially owned by Parent or Purchaser (if any), represents at least one full share more than a majority of the Shares then outstanding (determined on a fully diluted basis, which assumes conversion and exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and excludes from Shares tendered in the Offer any Shares tendered by guaranteed delivery for which underlying shares have not been received and any shares tendered by Cobra or any of its subsidiaries) (which condition we refer to as the “Minimum Condition”);

•	the absence of any law, order, injunction or decree in effect that would prohibit, enjoin or prevent the Offer or the Merger;

•	no U.S. governmental entity having opened and not closed an investigation of the Offer or the Merger;

•	no U.S. governmental entity having requested in writing (and not withdrawn such request) that the parties not consummate the Offer or the Merger;

•	the non-occurrence of a Material Adverse Effect, as defined in the Merger Agreement, with respect to Cobra;

•	the Merger Agreement not having been terminated in accordance with its terms.

The Offer is also subject to other conditions. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes, we will have sufficient resources available to us. Purchaser estimates that it will need up to approximately $45 million to complete the Offer and the Merger, and to pay related fees and expenses, including the repayment of Cobra’s existing indebtedness at the closing of the Offer and the Merger (which amount of indebtedness as of the date of this Offer to Purchase is approximately $19.9 million). Parent and Purchaser have received a commitment from the Sponsors to provide Parent and/or Purchaser with an equity contribution and/or, through the Sponsors’ affiliates, a loan (which we refer to as the “Financing Commitment”). Subject to certain conditions, the Financing Commitment will be available to Purchaser to finance the Offer and the Merger, repay certain existing indebtedness of Cobra, and pay related fees and expenses. The Sponsors will contribute or otherwise advance to Purchaser the proceeds of the financing commitment letter which will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The Financing Commitment is subject to certain conditions. The Offer is not conditioned upon the receipt of proceeds from the Financing Commitment.

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire in the Merger all remaining Shares for the same cash price as was paid in the Offer;

•	the consummation of the Offer is not subject to any financing condition; and

•	Parent and Purchaser have received the Financing Commitment in respect of funds sufficient to, among other things, purchase all Shares tendered pursuant to the Offer.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on October 7, 2014, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq Stock Market, LLC (which we refer to as “Nasdaq”) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the Initial Expiration Time, but in no event will we be required to extend the Offer beyond November 10, 2014 (which we refer to as the “Outside Date”) or if Parent or Purchaser have validly terminated the Merger Agreement.

Pursuant to the Merger Agreement, we are required to extend the Offer beyond any then-scheduled Expiration Time:

•	for any period required by any applicable law, any rule, regulation, interpretation or position of the SEC or the staff thereof;

•	on one or more occasions, in consecutive increments determined by Parent of up to five business days each (or such longer period as the parties may agree), if, at the then-scheduled Expiration Time of the Offer, any of the conditions to the Offer other than the Minimum Condition are not satisfied or waived; or

•	at our election or at the request of Cobra, on one or more occasions, in consecutive increments of five business days each (or such longer period as the parties may agree), up to an aggregate maximum extension of twenty business days beyond the Initial Expiration Time, if, at the then-scheduled Expiration Time of the Offer, each condition of the Offer other than the Minimum Condition is satisfied or waived and the Minimum Condition is not satisfied.

In no event will we be required to extend the Offer or the Expiration Time beyond the Outside Date.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Have any Cobra stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. Each of the directors and each of the executive officers of Cobra have executed a support agreement representing approximately 2.67% of the outstanding Shares in the aggregate pursuant to which each of them will tender their Shares in the Offer.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three Nasdaq trading days. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 8, 2014, which is the 60th day after the date of the commencement of the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Upon the successful consummation of the Offer, will Cobra continue as a public company?

No. If Parent and Purchaser acquire one full Share more than 50% of the outstanding Shares, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the procedures available under Section 251(h) of the DGCL (without a meeting of Cobra’s stockholders) immediately after the consummation of the Offer. Upon consummation of the Merger, Cobra would become a wholly-owned subsidiary of Parent and will no longer be publicly owned. Even if for some reason the Merger does not take place immediately upon consummation of the Offer but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Cobra common stock would no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of Cobra, and Cobra may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Not in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements under Delaware law will have appraisal rights. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for Cobra.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, then stockholders not tendering their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares and that no appraisal rights will be available. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 27, 2014, the last trading day before we announced the Offer, the last sale price of the Shares reported on Nasdaq was $3.97 per Share. On September 9, 2014, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $4.28 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer described in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $4.30 in cash, without interest and less any applicable withholding taxes thereon, promptly following such acceptance of Shares. See Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Shares” and Section 15—“Certain Conditions of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Purchaser consummates the Offer, we will complete the Merger without a vote of the stockholders of Cobra pursuant to Section 251(h) of the DGCL. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without Cobra’s consent.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Cobra (i) will not be required to vote on the Merger, (ii) will be entitled to such appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Cobra—Merger Without a Stockholder Vote” and “—Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Cobra equity compensation plans (which we refer to as “Options”). Pursuant to the Merger Agreement, each Option outstanding immediately prior to the effective time of the Merger that has an exercise price that is less than the Offer Price, whether or not exercisable or vested, will be converted into the right to receive an amount in cash determined by multiplying (i) the excess of the Offer Price over the exercise price of such Option, without interest and less any applicable withholding taxes thereon, by (ii) the number of Shares subject to such Option, which will be paid through Cobra’s payroll (to the extent applicable) on the next scheduled payroll date after the effective time of the Merger. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my restricted stock in the Offer?

As of the Effective Time, each outstanding Share, whether vested or unvested, that is subject to restrictions granted pursuant to certain of Cobra’s equity compensation plans or otherwise, including Shares subject to performance-based conditions (which we refer to as “Restricted Stock”) will become fully vested and all restrictions and repurchase rights thereon will lapse and will be converted into the right to receive at the Effective Time, a cash payment, without interest and subject to any withholding tax, equal to the product of (i) the total number of such Shares of Restricted Stock without regard to vesting and (ii) the Offer Price. See Section—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a United States Holder (as defined below) and you hold your Shares as a capital asset, the gain or loss that you recognize will generally be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call Okapi Partners LLC, as information agent for the Offer (which we refer to as the “Information Agent”), toll-free at (855) 208-8903. Banks and brokers may call collect at (212) 297-0720.

INTRODUCTION

Venom Electronics Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (which we refer to as “Parent”), controlled by Monomoy Capital Partners II, L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership (which we refer to collectively as the “Sponsors”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.33 1/3 per share (which we refer to as “Shares”), of Cobra Electronics Corporation, a Delaware corporation (which we refer to as “Cobra”), at a price of $4.30 per Share, net to the seller in cash (which we refer to as the “Offer Price”), without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and in the related letter of transmittal (which we refer to as the “Letter of Transmittal”) (which, together with this Offer to Purchase, any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on October 7, 2014 (which we refer to as the “Initial Expiration Time”), unless the Initial Expiration Time is extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended, is referred to as the “Expiration Time”) or terminated in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2014 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Cobra. The Merger Agreement provides that Purchaser will be merged with and into Cobra (which we refer to as the “Merger”), with Cobra continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent (which we refer to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”)) will be converted into the right to receive an amount equal to the Offer Price, without interest and less any applicable withholding taxes thereon (which we refer to as the “Merger Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options and restricted stock of Cobra.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, as depositary for the Offer (which we refer to as the “Depositary”) and Okapi Partners LLC, as information agent for the Offer (which we refer to as the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On August 27, 2014, the Cobra Board unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the First Amendment to the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Cobra Board’s approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in Item 4—“The Solicitation or Recommendation” of Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (which we refer to as the “SEC”) under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”) and furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under subheadings “Background of the Offer and the Merger” and “Reasons for the Board’s Recommendation” in Item 4—“The Solicitation or Recommendation.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other conditions: (i) there being validly tendered in the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on October 7, 2014 (which we refer to as the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended, is referred to as the “Expiration Time”), that number of Shares which, together with the Shares beneficially owned by Parent or Purchaser (if any), represents at least one full Share more than a majority of the Shares then outstanding (determined on a fully diluted basis which assumes conversion and exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof; and excluding from shares tendered in the Offer shares tendered by guaranteed delivery for which underlying shares have not been received and any shares tendered by the Company or any subsidiary of Cobra) (which condition we refer to as the “Minimum Condition”), (ii) the absence of any law, order, injunction or decree in effect that would prohibit, enjoin or prevent the Offer or the Merger, (iii) no U.S. governmental entity having opened and not closed an investigation of the Offer or the Merger, (iv) no U.S. governmental entity having requested in writing (and not withdrawn such request) that the parties not consummate the Offer or the Merger, (v) the non-occurrence of a material adverse effect and (vi) the Merger Agreement not having been terminated in accordance with its terms. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

Cobra has advised Parent that, as of August 26, 2014, there were (i) an aggregate of 6,602,980 Shares issued and outstanding, (ii) an aggregate of 325,350 Shares subject to outstanding stock option grants, (iii) an aggregate of 31,575 restricted stock Shares issuable upon the lapse of restrictions (which number of restricted stock Shares is included in the number of issued and outstanding Shares given above), (iv) an aggregate of 567,820 Shares held by Cobra as treasury share and (v) no shares of Cobra’s preferred stock issued or outstanding. As of the date of this Offer to Purchase, none of Parent or Purchaser beneficially owns any Shares. Assuming the accuracy of this advice and that no stock options, restricted stock or other equity awards or Shares are issued after August 26, 2014, the Minimum Condition would be satisfied if at least 3,464,166 Shares are validly tendered and not validly withdrawn prior to the Expiration Time.

The Merger is subject to the satisfaction or waiver of certain conditions. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Parent and Purchaser acquire one full Share more than a majority of the Shares outstanding, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the procedures available under Section 251(h) of the DGCL (without a meeting of Cobra’s stockholders). The Offer will be consummated only if there are enough Shares tendered in the Offer to cause Purchaser to own one full Share more than a majority of the Shares then outstanding and to allow Purchaser to consummate the Merger under Section 251(h) of the DGCL immediately after the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Pursuant to, and on the terms and subject to the conditions of, the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn as promptly as practicable after the Expiration Time. See Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

Subject to the provisions of the Merger Agreement and applicable law, we expressly reserve the right (in our sole discretion) to waive, in whole or in part, any condition to the Offer (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, in each case, by giving oral or written notice thereof to the Depositary and by making a public announcement thereof; provided, however, that unless previously approved in writing by Cobra, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions to the Offer, (v) except as otherwise provided in the Merger Agreement and as described in this Offer to Purchase, extend or otherwise change the Expiration Time, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any condition of the Offer in a manner adverse to any holder of Shares, (viii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holder of Shares, or (ix) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

We have agreed that we will extend the Offer (i) for any period required by applicable Law (as defined in the Merger Agreement) or any rule, regulation, interpretation or position of the SEC or the staff thereof or (ii) if, at the then-scheduled Expiration Time of the Offer, any of the conditions to the Offer (other than the Minimum Condition) are not satisfied or waived. Our obligation to extend the Offer is subject to certain limitations more fully described in Section 11—“The Merger Agreement; Other Agreements.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum of ten business days generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day, but in no event later than the Outside Date.

If, on or before the Expiration Time, we increase the Offer Price, such increased Offer Price will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in the Offer Price.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

Cobra has provided Purchaser with Cobra’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cobra’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Share Certificates”) or confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer

Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid to any Cobra stockholder, regardless of any extension of the Offer or delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a Cobra stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a Cobra stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i. such tender is made by or through an Eligible Institution;

ii. a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Pursuant to the Merger Agreement, Shares delivered by a Notice of Guaranteed Delivery will be deemed not to be validly tendered (and, as a result, among other things, not count toward the satisfaction of the Minimum Condition) unless and until the Shares underlying such Notice of Guaranteed Delivery are delivered to or on behalf of Purchaser (unless otherwise agreed to by Parent). It is therefore preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion; however, Cobra stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Cobra’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of Cobra’s stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (which we refer to as the “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to certain stockholders of the Offer

Price of Shares purchased pursuant to the Offer, each such United States Holder (as defined below) must provide the Depositary with such stockholder’s correct taxpayer identification number (which we refer to as “TIN”) and certify that such stockholder is not subject to backup withholding by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders (as defined below) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined below) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 8, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion; however, Cobra stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to a beneficial owner of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of his, her or its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, currencies or notional principal contracts;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of Shares that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate or entity subject to the United States anti-inversion rules;

•	any holder of Shares that entered into the Tender Agreement as part of the transactions described in this Offer to Purchase; or

•	any holder of Shares that beneficially owns, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, more than 5% of the total fair market value of such Shares (whether such ownership is actual or constructive).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partnership, or a partner in a partnership holding Shares, you should consult your own tax advisor regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including United States federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders.

The following discussion applies if you are a United States Holder. The term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States Person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. A United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses. You should consult your own tax advisor regarding the deductibility of capital losses in your particular circumstances.

Legislation enacted in 2010 imposes an additional 3.8% tax on the “net investment income” (or undistributed “net investment income,” in the case of a trust or estate) of certain United States Holders that are individuals, trusts or estates and that have modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) above a certain threshold (which in the case of an individual is between $125,000 and $250,000, depending on the individual’s circumstances), for taxable years beginning on or after January 1, 2013. A United States Holder’s “net investment income” generally includes, among other things, capital gain from the disposition of Shares, subject to certain exceptions. If you are a United States Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this tax to your sale of Shares pursuant to the Offer.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax in a manner satisfactory to the Depositary. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders.

The following applies if you are a non-United States Holder. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The discussion assumes that no item of income, gain, deduction or loss derived by you in respect of your Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares.

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “COBR.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low
Year Ended December 31, 2014:
Third Quarter (through September 9, 2014)	$4.47	$3.55
Second Quarter	$3.97	$3.15
First Quarter	$3.55	$2.93
Year Ended December 31, 2013:
Fourth Quarter	$3.06	$2.57
Third Quarter	$3.16	$2.46
Second Quarter	$3.63	$2.89
First Quarter	$4.37	$3.26
Year Ended December 31, 2012:
Fourth Quarter	$5.40	$3.28
Third Quarter	$5.10	$4.05
Second Quarter	$5.15	$3.56
First Quarter	$5.89	$3.91

On August 27, 2014, the last trading day before the public announcement that Parent, Purchaser and Cobra had entered into the Merger Agreement, the closing market price of the Shares reported on Nasdaq was $3.97 per share; therefore, the Offer Price of $4.30 per Share represents a premium of approximately 8.31% over such price. On September 9, 2014, the last trading day prior to the original printing of this Offer to Purchase, the closing market price of the Shares reported on Nasdaq was $4.28 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Cobra has not paid any cash dividends with respect to Shares during 2014, 2013, and 2012. Under the terms of the Merger Agreement, Cobra is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7. Certain Information Concerning Cobra.

Except as specifically set forth herein, the information concerning Cobra contained in this Offer to Purchase has been taken from or is based upon information furnished by Cobra or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Cobra’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Cobra provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Cobra, whether furnished by Cobra or contained in such documents and records, or for any failure by Cobra to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Cobra is a leading designer and marketer of two-way mobile communications and mobile navigation products in the United States, Canada and Europe, holding the number one or strong number two position in each of its longstanding product lines and targeting a similar position for marine VHF radios, photo-enforcement detection and mobile navigation for professional drivers. Cobra® is a leading brand in Citizens Band radios, radar detectors, speed camera detection, truck navigation and two-way radios. Performance Products Limited, a wholly-owned subsidiary based in the UK, designs and markets mobile navigation, photo-enforcement and detection products primarily under the Snooper® brand in the UK and elsewhere in Europe. Cobra’s AURA® database of photo-enforcement locations and road hazards covers the United States, Canada and most of Europe. The Company has a track record of over 50 years of innovation and the development of award-winning products and is an industry leader in developing technology applications that serve consumers’ needs in the following product lines:

•	Radar/laser detection

•	Photo-enforcement and safety detection

•	Mobile navigation for professional drivers and recreational vehicles

•	Dash cams

•	Citizens Band radios

•	Power inverters

•	Two-way radios

•	Marine electronics

•	Wireless solutions and mobile app products

•	Outdoor leisure products

Available Information. Cobra is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Cobra’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Cobra’s securities, any material interests of such persons in transactions with Cobra, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Cobra’s stockholders and filed with the SEC. Certain of this information will also be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. Such filings are also available to the public over the Internet at the SEC’s website at www.sec.gov, as well as Cobra’s website at www.cobra.com. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent, Purchaser and Certain Related Parties.

Purchaser. Venom Electronics Merger Sub, Inc., a Delaware corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Cobra. To date, Purchaser has not carried on any activities other than those incidental to its formation, in connection with the financing of the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Cobra and will cease to exist, with Cobra continuing as the Surviving Corporation. The business address for Purchaser is 142 W. 57th Street, 17th Floor, New York, New York 10019. The business telephone number for Purchaser is (212) 699-4000.

Parent. Venom Electronics Holdings, Inc., a Delaware corporation, or Parent, was formed solely for the purpose of acquiring Cobra and has not engaged in any business except for activities incidental to its formation, in connection with the financing of the Offer and the Merger. Parent owns 100% of the issued and outstanding equity securities of Purchaser. The business address for Parent is 142 W. 57th Street, 17th Floor, New York, New York 10019. The business telephone number for Parent is (212) 699-4000.

The Sponsors. Purchaser and Parent were formed and are controlled by Monomoy Capital Partners II, L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership (which we refer to collectively as the “Sponsors”) solely for the purpose of investing in Cobra and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the related financing. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing. Parent has obtained a $45 million financing commitment letter from the Sponsors. See Section 9—“Source and Amount of Funds.” The Sponsors are both private equity funds principally engaged in investing in securities. The business address for each of the Sponsors is 142 W. 57th Street, 17th Floor, New York, New York 10019. The business telephone number each Sponsor is (212) 699-4000.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and, as applicable, the executive officers of Parent and Purchaser, and the control persons of Parent and Purchaser are set forth in Schedule I. Except as set forth in Schedule I, none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of Cobra, and (ii) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Cobra during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cobra and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions with respect to equity securities of Cobra that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and Cobra or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and Cobra or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of Cobra, an election of directors or a sale or other transfer of a material amount of assets of Cobra.

We do not believe that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire in the Merger all remaining Shares for the same cash price as was paid in the Offer, and (iv) consummation of the Offer is not subject to any financing condition, and (v) Parent and Purchaser have received the Financing Commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer. See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $45 million to complete the Offer and the Merger, and to pay related fees and expenses, including the repayment of approximately $19.9 million of Cobra’s existing indebtedness at the closing of the Offer and the Merger. Parent and Purchaser have received a commitment (which we refer to as the “Financing Commitment”) from the Sponsors to provide Parent and/or Purchaser with an equity contribution and/or, through the Sponsors’ affiliates, a loan. Subject to certain conditions, the Financing Commitment will be available to Purchaser to finance the Offer and the Merger, repay certain existing indebtedness of Cobra, and pay related fees and expenses. To the extent provided to Parent, Parent will contribute or otherwise advance to Purchaser the proceeds of the Financing Commitment which, when taken together with any proceeds of the Financing Commitment provided directly to Purchaser, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The Financing Commitment is subject to certain conditions.

We do not believe that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire in the Merger all remaining Shares for the same cash price as was paid in the Offer, and (iv) Parent and Purchaser have received a financing commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Financing Commitment.

Parent and Purchaser have received the Financing Commitment from the Sponsors, pursuant to which each of the Sponsors, pro rata and in accordance with each Sponsor’s Commitment Percentage (as defined below), has committed to contribute, or cause to be contributed, as an equity contribution and/or through their affiliates, to loan or cause to be loaned to Parent and/or Purchaser, at or immediately prior to the closing of the Offer, an aggregate amount equal to $45 million, solely for the purpose of allowing Purchaser to fund the aggregate consideration pursuant to the Offer and the Merger subject to Section 3.1 of the Merger Agreement, repay Cobra’s then outstanding indebtedness for borrowed money under its Credit Agreement (the “Credit Agreement”), dated July 16, 2010, among Cobra, Harris N.A, and the lenders party thereto and to pay related fees and expenses of Parent. Each of the Sponsors may provide an amount less than its Commitment Percentage of the Financing Commitment to Purchaser, provided that such lesser amounts are in the aggregate sufficient, when taken together with amounts available to Parent and Purchaser under any third party debt financing, to fund the aggregate consideration pursuant to the Offer and the Merger subject to Section 3.1 of the Merger Agreement, repay Cobra’s then outstanding indebtedness for borrowed money under the Credit Agreement and pay related fees and expenses of Parent.

Commitment Percentage means 96.934% for Monomoy Capital Partners II, L.P. and 3.066% for MCP Supplemental Fund II, L.P. Each Sponsor has represented to Cobra that it has and will have, at the closing of the Offer, sufficient funds to fund its Commitment Percentage of the Financing Commitment.

The funding of the Financing Commitment is subject to the satisfaction at the Expiration Time of all of the Offer Conditions. See Section 15—“Certain Conditions of the Offer.”

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Financing Commitment, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Cobra.

On October 22, 2013, Justin Hillenbrand, Co-CEO of Monomoy Capital Partners (“Monomoy Capital Partners”) and Chairman of the Board of Escort Inc. (“Escort”), which an affiliate of the Sponsors and Parent had acquired from Falconhead in October 2013, contacted Mr. Bazet to inquire about Mr. Bazet’s availability to meet to discuss the Company’s strategic objectives. Mr. Bazet informed Mr. Hillenbrand that due to his travel schedule and in light of the busy fourth quarter selling season, it would be best to defer such a meeting until early 2014.

On November 22, 2013, Mr. Hillenbrand sent Mr. Bazet a letter indicating Escort’s desire to enter into discussions immediately for the acquisition of the Company at a purchase price of $4.00 per share (the previous day’s closing price was $2.90 per Share) and also indicating Escort’s expectation to be able to raise its offer if it was provided access to non-public information. Mr. Hillenbrand’s letter noted that the purchase price would be financed through equity contributions by Fund II, and that the transaction would not be subject to a financing condition. The letter requested a 30-day exclusivity period to finalize a definitive agreement and to allow Escort to conduct confirmatory due diligence.

On December 4, 2013, the Board held a telephonic meeting to discuss the letter received from Escort. At the meeting, the Company’s counsel, Sidley Austin LLP (“Sidley”), provided a briefing on the fiduciary duties of the Board under Delaware law in the context of considering strategic alternatives, including a potential sale of the Company. At the meeting, the Board authorized management to engage William Blair & Co., LLC (“William Blair”), which had provided various investment banking services to the Company in the past, to act as the Company’s financial advisor in connection with its review of strategic alternatives, including the evaluation of the proposal received. William Blair was selected to do this work based on, among other considerations, its familiarity with the industry and industry participants, and its knowledge of the mergers and acquisitions market and its familiarity with the Company itself (as William Blair had previously provided financial advisory services to the Company from time to time).

On December 6, 2013, Mr. Bazet contacted Mr. Hillenbrand to confirm that the Board would be assessing Escort’s proposal. On December 12, 2013, Mr. Hillenbrand contacted Mr. Bazet to request the name and contact information of the director who would be leading the Board assessment of Escort’s proposal.

On December 18, 2013, at its regular meeting, the Board received management’s presentation of the Company’s plan for 2014 and five-year plan. At the same meeting, the Board authorized the execution of an engagement letter with William Blair. In addition, the Board constituted a special committee consisting of the independent members of the Board designated as the strategic transactions committee (the “Strategic Transactions Committee”), to be chaired by William P. Carmichael, to review Escort’s proposal and consider other possible strategic transactions involving the Company. The Company and William Blair entered into an engagement letter later that day.

On December 23, 2013, representatives of William Blair contacted Mr. Hillenbrand to inform him that William Blair had been engaged by the Company and would be performing a preliminary financial analysis of the Company. On January 3, 2014, Mr. Hillenbrand contacted Mr. Bazet requesting a response from the Company to the offer memorialized in Escort’s November 22, 2013 letter and also requesting a period of exclusivity to perform due diligence. Mr. Hillenbrand also stated that if the Company did not provide a response in the next week, Escort would be forced to escalate its offer more broadly. On January 6, 2014, representatives of William Blair informed Escort’s financial advisor, Houlihan Lokey (“Houlihan”), that William Blair had commenced its work and that it would take approximately two weeks for William Blair to complete its preliminary financial analysis of the Company.

On January 20, 2014, the Strategic Transactions Committee held a telephonic meeting at which representatives of William Blair provided William Blair’s preliminary financial analysis of the Company. In addition, representatives of William Blair discussed additional parties that might have an interest in a strategic transaction involving the Company. Representatives of William Blair noted that, based on William Blair’s financial analysis, they did not believe that it was likely that financial buyers would provide an attractive valuation of the Company because of the limitations on the debt financing that could be raised based on the Company’s cash flow and asset base. At the meeting, the Strategic Transactions Committee authorized William Blair to contact 37 of the parties identified by William Blair about a possible transaction involving the Company and the Strategic Transactions Committee also authorized management to enter into the Confidentiality Agreement with Escort’s parent company, which would include a customary “standstill” provision. On January 22, 2014, representatives of William Blair held a telephone conference with representatives of Houlihan during which Houlihan offered three alternative paths to a transaction, (i) a $4.00 per Share purchase price with no due diligence review by Escort and a customary “go shop” period, (ii) 30 days of exclusivity during which Escort would conduct due diligence to support a $4.25 per Share price or, (iii) if the Company did not agree to one of the first two alternatives, Escort would review its options, including the possible public disclosure of the $4.00 per Share offer memorialized in Escort’s November 22, 2013 letter.

On January 23, 2014, the Strategic Transactions Committee held a telephonic meeting to discuss the alternatives proposed by Escort. At the meeting, the Strategic Transactions Committee authorized William Blair to inform Escort that the Company was not willing to accept the $4.00 per Share offer but was willing to enter into the Confidentiality Agreement containing a customary “standstill” provision to allow Escort to receive non-public information with respect to the Company in connection with its due diligence of a possible higher per Share offer. Later on January 23, 2014, Houlihan informed William Blair that Escort would agree to a short standstill period expiring March 15, 2014. Between January 24, 2014 and January 28, 2014, the parties negotiated the Confidentiality Agreement and on January 28, 2014, the Company and Chaperone, the parent company of Escort, entered into the Confidentiality Agreement containing a standstill provision extending until March 15, 2014.

Following the execution of the Confidentiality Agreement, representatives of William Blair, Houlihan and Sponsors discussed the commercial sensitivity of sharing certain non-public information with Escort, a competitor to the Company in certain product lines. To address this concern, on February 10, 2014, the Company, Monomoy Capital Partners and Ernst & Young, LLP (“E&Y”), the Sponsors’ accounting advisor, entered into a clean room agreement pursuant to which Monomoy Capital Partners agreed that no commercially sensitive information regarding the Company would be shared with Monomoy Capital Partners or its affiliates, and that the third party advisors of Monomoy Capital Partners would perform the financial, operational and legal diligence with respect to such competitively sensitive information. The agreement further provided that specific financial details regarding certain product lines would not be shared with Monomoy Capital Partners, and that E&Y would be allowed to review this data and to provide summary reports of the data to Monomoy Capital Partners. On February 10, 2014, Monomoy Capital Partners and its representatives, including third party advisors, received access to the Company’s due diligence datasite, which included non-public information relating to the Company.

On February 6, 2014 and on February 10, 2014, Escort’s counsel, Kirkland & Ellis, LLP (“Kirkland”), provided Sidley with a draft merger agreement. Between January 30, 2014 and February 18, 2014, William Blair contacted the 37 strategic participants previously approved by the Strategic Transactions Committee to assess their interest in discussing a transaction involving the Company. Three parties in addition to Escort entered into confidentiality agreements with the Company. On February 18, 2014, at the regularly scheduled meeting of the Board, the Strategic Transactions Committee received an update on the due diligence review conducted by Escort and William Blair’s discussions with the other parties.

At a telephonic meeting held on March 5, 2014, the Strategic Transactions Committee received an update on William Blair’s contacts with various parties. Representatives of William Blair reported that of the four parties that had entered into confidentiality agreements, two parties, Escort and a designer and manufacturer of mobile communications products (“Company A”), were progressing with a review of non-public information with respect to the Company. William Blair also reported that Houlihan had indicated to William Blair that Escort might be able to increase its valuation of the Company to $4.50 per Share, subject to due diligence. On March 7, 2014, Escort delivered a letter to the Company setting forth its revised offer of $4.40 per Share in cash for all of the outstanding shares of the Company (the previous day’s closing price was $3.39 per Share), subject to due diligence. On March 10, 2014, the Strategic Transactions Committee met telephonically to discuss Escort’s revised offer. The Strategic Transactions Committee also received an update on contacts with Company A from William Blair and management, including the expectation that Company A would submit an indication of interest setting forth its proposed valuation of the Company in the next few days. On March 20, 2014, Company A delivered a draft letter of intent to the Company indicating its willingness to purchase the Company for cash in an amount in the range of $4.00 per Share to $4.68 per Share, subject to due diligence. On March 24, 2014, Company A delivered correspondence to the Company indicating a revised valuation range of $4.15 per Share to $4.68 per Share, subject to due diligence (the previous day’s closing price was $3.35 per Share).

On March 26, 2014, the Strategic Transactions Committee met telephonically to discuss the indications of interest received from Escort and Company A. The Strategic Transactions Committee authorized William Blair to go back to Escort and Company A to attempt to improve their respective valuations (and, in the case of Company A, to have its proposal expressed in terms of a single offer price as opposed to a range of values) and to receive more information with which to judge the certainty of closing a transaction with each party. On March 31, 2014, Company A delivered correspondence to the Company indicating its willingness to purchase the Company at a price of $4.50 per Share in cash, subject to due diligence (the previous day’s closing price was $3.33 per Share), and setting forth information with respect to its financing sources. On April 2, 2014, the Strategic Transactions Committee met telephonically to consider the bids received. At the meeting, the Strategic Transactions Committee authorized William Blair to request each party to submit its best and final bid. On April 14, representatives of William Blair, Mr. Bazet and, representatives of Company A and representatives of Company A’s largest shareholder and principal financing source, a Taiwanese-based company, met in Hong Kong to discuss the transaction. On April 16, 2014, Company A confirmed its $4.50 per Share offer and Escort confirmed its $4.40 per Share offer (the previous day’s closing price was $3.27 per Share), each subject to due diligence. On April 16, 2014, the Strategic Transactions Committee met telephonically to discuss the bids and authorized William Blair to notify each party that, on April 23, 2014, the Company would award a period of exclusivity to complete due diligence and negotiate a definitive merger agreement to the party with the most attractive bid.

On April 23, 2014, Company A confirmed its previous offer price per Share, and representatives of Houlihan confirmed Escort’s previous offer price per Share. On the same date, the Strategic Transactions Committee met in person and received a legal briefing from Sidley on the Strategic Transactions Committee’s fiduciary duties under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. The Strategic Transactions Committee also received a legal briefing on, and discussed in detail, the regulatory issues relating to a transaction with Escort. At the meeting, representatives of William Blair provided a financial analysis of the two proposals. William Blair also noted that Company A was unable to consummate the transaction without financial support from its largest shareholder, and highlighted the difficulty of not only confirming the financial wherewithal of an offshore entity, but also the ability to legally bind Company A’s largest shareholder to fund the transaction. The Strategic Transactions Committee then authorized management to enter into an exclusivity agreement with Company A to permit Company A to complete its due diligence and to negotiate a definitive merger agreement.

On April 27, 2014, the Company and Company A entered into an exclusivity agreement pursuant to which the Company agreed not to solicit offers from third parties, subject to customary exceptions permitting discussions with respect to unsolicited proposals to the extent required for the Board to comply with its fiduciary duties. The term of the exclusivity agreement was until May 23, 2014 with a possible extension period until May 30, 2014 upon the agreement of both parties. During the weeks of April 27, 2014 and May 4, 2014, representatives of Company A conducted onsite due diligence at the offices of the Company. On April 30, 2014, Sidley provided Company A’s counsel with a draft merger agreement relating to the transaction.

On May 26, 2014, Mr. Bazet had a telephone conference with the chief executive officer of Company A in which the chief executive officer of Company A indicated that the board of directors of Company A had approved the transaction but did not provide details on the terms or price. On May 28, 2014, the chief executive officer of Company A informed Mr. Bazet that the board of directors of Company A had authorized it to move forward with the transaction at a price of $3.70 per Share but, based on the due diligence conducted to date, was not prepared at that time to proceed with a transaction at the $4.50 per Share price previously indicated. Also, on May 28, 2014, the Strategic Transactions Committee met telephonically to receive an update on the due diligence conducted by Company A and a report with respect to Mr. Bazet’s conversations with the chief executive officer of Company A. The Strategic Transactions Committee directed Mr. Bazet to inform Company A that the exclusivity period under the exclusivity agreement had lapsed as of May 23, 2014 and that unless Company A could proceed at the $4.50 per Share price previously indicated, discussions between the parties would cease. Mr. Bazet informed the chief executive officer of Company A of the Strategic Transactions Committee’s decision later on May 28, 2014.

On June 2, 2014, the Strategic Transactions Committee held a telephonic meeting to discuss the status of discussions with Company A. At the meeting, the Strategic Transactions Committee determined to cease discussions with Company A and discussed the possibility of reengaging in discussions with Escort. The Strategic Transactions Committee discussed the issues surrounding a possible transaction with Escort, including potential regulatory issues. The Strategic Transactions Committee then authorized William Blair to contact Escort to discuss whether it was interested in resuming discussions.

On June 2, 2014 and June 3, 2014, representatives of William Blair held several telephone conferences with Mr. Hillenbrand and representatives of Houlihan. Mr. Hillenbrand expressed his interest in pursuing a transaction at a $4.40 per Share valuation, subject to due diligence, on an expedited basis and stated that Escort was prepared to conduct onsite due diligence at the offices of the Company during the week of June 8, 2014. Mr. Hillenbrand also expressed his desire for the Company to provide its comments to the draft merger agreement distributed by Kirkland in February 2014 prior to commencing work to finalize the due diligence review of the Company. On June 5, 2014, Sidley provided Kirkland with a draft of the merger agreement reflecting the Company’s comments to the draft previously provided by Kirkland. From June 8, 2014 through June 24, 2014, representatives of Escort received due diligence materials relating to the Company through a due diligence datasite and management of the Company held numerous telephone conferences with representatives and advisors of Escort regarding due diligence topics.

On June 24, 2014, Mr. Hillenbrand sent a letter to Mr. Bazet and Mr. Carmichael stating that, although Escort had hoped to move forward with a transaction on an expedited timeline at an offer of $4.40 per Share, because the financial results of the Company were significantly below plan for the year to date, prior to moving forward with the $4.40 per Share offer, Escort would need to review management’s updated projections for the second half of 2014, which were not expected for several weeks Mr. Hillenbrand stated that, in the alternative, Escort would be prepared to move forward immediately at a price of $4.00 per Share.

On June 27, 2014, the Strategic Transactions Committee met telephonically to consider Escort’s proposal. At the meeting, Mr. Bazet provided management’s current estimate of the Company’s second quarter results as well as a preview of management’s reforecast for the second half of 2014 which, in accordance with the Company’s customary practice, was being prepared for the Board’s late July meeting. Mr. Bazet noted that management had formulated an expense reduction plan to be implemented in the second half of 2014 that was expected to contribute to improved financial performance of the Company in the second half of 2014. The Strategic Transactions Committee met again telephonically on June 30, 2014. At the meeting, representatives of William Blair provided its updated financial analysis of the Company. Representatives of William Blair noted that management had historically had difficulty in projecting future results of the Company due to the nature of rapid product innovation in the consumer electronics industry. In response, the Strategic Transactions Committee instructed William Blair to include sensitivity analysis with any forecast-based analysis to reflect the historical differences between management’s projections and the Company’s results. Representatives of William Blair presented their financial analysis at a price of $4.40 per Share and a price of $4.00 per Share. They also provided financial analysis of a transaction at $4.20 per Share. After discussion, the Strategic Transactions Committee authorized William Blair to propose to Escort that it move forward at a price of $4.20 per Share without awaiting management’s updated projections.

On July 2, 2014, representatives of William Blair held a telephone conference with Mr. Hillenbrand and representatives of Houlihan during which Mr. Hillenbrand indicated that he was prepared to move forward at $4.20 per Share (the previous day’s closing price was $3.93 per Share) and discussed the steps needed for Escort to complete its due diligence review of the Company. From July 2, 2014 through July 15, 2014, representatives of Parent and Purchaser continued their due diligence review of the Company and, during this period, the Sponsors determined to acquire the Company through Parent and the Purchaser rather than Escort. On July 15, 2014, Mr. Hillenbrand, Mr. Carmichael, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held a telephone conference to discuss the major issues in the merger agreement. Also, on July 15, 2014, Kirkland provided Sidley with a revised draft of the merger agreement.

On July 23, 2014, the Strategic Transactions Committee held an in person meeting at the regular Board meeting of the Company to discuss the progress with respect to the transaction and the open issues in the draft merger agreement, including the treatment of regulatory issues. The Strategic Transactions Committee also noted the recent increase in the trading price of the Company’s Shares which reduced the premium being offered by Parent at the proposed $4.20 per Share price. The Strategic Transactions Committee discussed various alternatives, including ceasing discussions with Parent, moving forward on the current terms or requiring additional protections in connection with regulatory concerns. The Strategic Transactions Committee authorized Mr. Carmichael and William Blair to discuss the Strategic Transactions Committee’s concerns with Mr. Hillenbrand and Houlihan. On July 28, 2014, Mr. Hillenbrand, Mr. Carmichael and representatives of William Blair and Houlihan held a call during which Mr. Hillenbrand reiterated his desire to move forward with the transaction at a price of $4.20 per Share and expressed his belief that stockholders of the Company would support a transaction at that price. He also stated that he believed that Parent could complete its due diligence and be in a position to execute definitive transaction agreements in a three week timeframe. The provisions of the merger agreement were also discussed, and Mr. Hillenbrand indicated that Parent would agree to provisions in the merger agreement permitting either party to terminate the merger agreement if the transaction had not been consummated within 75 days after the date of execution of the definitive merger agreement. He also stated that Parent would agree that there would be no termination fee if the merger agreement were terminated by the Company to pursue a superior transaction or if the merger agreement were terminated by either party after the designated termination date.

On July 29, 2014, the Strategic Transactions Committee met to receive a report on the call with Mr. Hillenbrand. The Strategic Transactions Committee discussed regulatory concerns and the benefits of the shorter termination date as well as the impact of not having a termination fee payable by Parent to the Company if the transaction was not consummated for regulatory reasons. The Strategic Transactions Committee also discussed the desirability of being able to terminate the merger agreement without paying a termination fee to pursue an unsolicited acquisition proposal received after the execution of a merger agreement. The Strategic Transactions Committee then discussed the price being offered by Parent in light of the current trading price of the Company’s Shares and the desirability of seeking an increase to the purchase price. At the meeting, representatives of Sidley provided a legal briefing on the fiduciary duties of the Strategic Transactions Committee under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. The Strategic Transactions Committee then determined to permit Parent to finalize its due diligence and to continue negotiations of definitive documentation with the goal of being able to announce a transaction on the timeline proposed by Mr. Hillenbrand.

On August 5, 2014, Sidley sent a revised draft of the merger agreement to Kirkland. On August 9, 2014, representatives of Kirkland and Sidley held a telephone conference to discuss issues in the draft merger agreement, including termination fees and caps on liabilities for breach of the merger agreement. On August 11, 2014, Kirkland sent Sidley a revised draft of the merger agreement. On August 14, 2014, Justin Hillenbrand, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held a telephone conference to discuss the status of due diligence and documentation. Representatives of Houlihan confirmed that the acquiring entity would be formed by Parent and would not be a subsidiary of Escort. Mr. Hillenbrand indicated that he expected Parent to have completed its due diligence by August 22, 2014. On August 18, 2014, Mr. Hillenbrand, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held another telephone conference to discuss the status of the due diligence and documentation. Later that day, Kirkland delivered a draft tender and support agreement to Sidley. On August 19, 2014, Sidley delivered a revised draft of the merger agreement to Kirkland and Kirkland delivered a draft financing commitment of the Sponsor to Sidley. On August 20, 2014, Sidley delivered a revised draft of the tender and support agreement to Kirkland and Kirkland delivered a revised draft of the merger agreement and a draft guaranty of the Sponsor to Sidley.

On August 21, 2014, the Strategic Transactions Committee met to receive an update on the status of due diligence and documentation. Representatives of William Blair confirmed that Parent was on track to complete its due diligence by the close of business on August 22, 2014. The Strategic Transactions Committee then discussed the desirability of seeking an increase to Parent’s offer price. The Strategic Transactions Committee and representatives of William Blair discussed strategy and the Strategic Transactions Committee authorized William Blair to propose an increase to the price to $4.40 per Share based on the increased cash flow that Parent would receive if the Company terminated its deferred compensation plans prior to consummation of the transaction and liquidated the underlying assets to pay the associated deferred compensation liabilities.

Representatives of William Blair held a number of telephone conferences with Mr. Hillenbrand and representatives of Houlihan on August 22, 2014 and August 23, 2014 to discuss a possible increase in the purchase price and other elements of the transaction. On August 23, 2014, following additional discussions regarding the timing and structure of the transaction, Mr. Hillenbrand proposed an increase to the purchase price to $4.30 per Share without any change to the treatment of the Company’s deferred compensation plans (the previous day’s closing price was $3.95 per Share).

On the evening of August 25, 2014, the Strategic Transactions Committee met telephonically to consider Parent’s revised proposal. Representatives of William Blair provided an overview of their updated financial analysis of the transaction and representatives of Sidley provided an update on the status of documentation. After discussion and deliberation, the Strategic Transactions Committee determined to move ahead with the transaction. Later on August 25, 2014, Sidley delivered revised drafts of the merger agreement and the related agreements to Kirkland. On August 26, 2014 and the morning of August 27, 2014, Sidley and Kirkland continued to negotiate and revise the merger agreement and related agreements.

In the afternoon of August 27, 2014, the Strategic Transactions Committee met to consider Parent’s revised proposal and the terms of the Merger Agreement. At the meeting, the Strategic Transactions Committee received and considered the financial analysis of William Blair as well as the review by Sidley of the terms of the Merger Agreement (including structure and timing considerations, offer conditions, regulatory-related provisions, non-solicitation provisions and provisions relating to the ability of the Company to consider unsolicited third party proposals and to terminate the Merger Agreement under certain circumstances without payment of a termination fee), the tender and support agreements to be executed by members of the Board and executive officers of the Company, the Limited Guaranty and the Sponsor Commitment Agreement. Sidley also provided the Strategic Transactions Committee with a legal briefing on its fiduciary duties under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. William Blair then delivered its opinion to the Strategic Transactions Committee to the effect that, as of the date of such opinion and subject to the qualifications, limitations and assumptions set forth therein, the per Share consideration to be received by the Company’s stockholders in the Offer and Merger is fair, from a financial point of view, to such stockholders. Following discussions among the members of the Strategic Transactions Committee, management of the Company and representatives of William Blair and Sidley, the Strategic Transactions Committee unanimously (i) determined that it is advisable and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (ii) recommended that the Board approve the Merger Agreement. Thereupon, the Board unanimously (i) authorized, approved and adopted the Merger Agreement and determined that it is advisable and in the best interest of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) authorized the execution and delivery of the Merger Agreement and consummation of the Merger, (iii) determined that the Company is eligible to effect the Merger pursuant to Section 251 (h) of the DGCL, (iv) approved the Rights Plan Amendment and (v) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer. After the meetings of the Strategic Transactions Committee and the Board, Parent, the Purchaser and the Company executed the Merger Agreement and the Tender and Support Agreement, the Limited Guaranty and the Sponsor Commitment Agreement were executed by the parties thereto.

Before the opening of trading on the Nasdaq Stock Market on August 28, 2014, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

11. The Merger Agreement; Other Agreements.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer and the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties.” Capitalized terms used but not defined in this Offer to Purchase have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Cobra. Cobra’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Cobra, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the execution of the Merger Agreement, and in any event on or before September 11, 2014. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and satisfaction or waiver by Parent or Purchaser of the other conditions that are described in Section 15—“Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable on or after the applicable Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on October 8, 2014 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing.”

Parent and Purchaser expressly reserve the right (in their sole discretion) to waive, in whole or in part, any condition to the Offer (other than the Minimum Condition), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by Cobra, Purchaser will not, and Parent will not permit Purchaser to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions to the Offer, (v) except as described in this Offer to Purchase, extend or otherwise change the Expiration Time of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the conditions to the Offer in a manner adverse to any holder of Shares, or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

Extension of the Offer.

Pursuant to the Merger Agreement, Purchaser is required (and Parent is required to cause Purchaser) to extend the Offer beyond any then-scheduled Expiration Time:

•	for any period required by any applicable law, any rule, regulation, interpretation or position of the SEC or the staff of the SEC; or

•	on one or more occasions, in consecutive increments determined by Parent of up to five business days each (or such longer period as the parties may agree), if, at the then-scheduled Expiration Time of the Offer, any of the conditions to the Offer other than the Minimum Condition are not satisfied or waived until such time as such condition or conditions are satisfied or waived; or

•	at our election or at the request of Cobra, on one or more occasions, in consecutive increments of five business days each, up to an aggregate maximum extension of twenty business days beyond the Initial Expiration Time, if, at the then-scheduled Expiration Time of the Offer, each condition of the Offer other than the Minimum Condition is satisfied or waived and the Minimum Condition is not satisfied.

In no event will Parent or Purchaser be required to extend the Offer or the Expiration Time beyond November 10, 2014 (which we refer to as the “Outside Date”).

Cobra Board Recommendation.

On August 27, 2014, the Cobra Board unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the First Amendment to the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

The Merger.

The Merger Agreement provides that, as soon as practicable following the Offer Closing, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time of the Merger, Purchaser will be merged with and into Cobra. Thereafter, the separate existence of Purchaser will cease, and Cobra will be the surviving corporation and all of Cobra’s rights, privileges, immunities, powers and franchises will continue unaffected by the Merger (which we refer to as the “Surviving Corporation”). The Merger is governed by Section 251(h) of the DGCL.

Conditions to the Merger.

The obligations of Cobra, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	no Law or Order (whether temporary, preliminary or permanent) will be in effect that enjoins, prevents or prohibits the consummation of the Merger; and

•	Purchaser will have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

None of Cobra, Parent or Purchaser may rely on the failure of the first of the foregoing conditions to be satisfied if such party’s failure to perform any of its obligations under the Merger Agreement to take certain actions in furtherance of the consummation of the transactions contemplated by the Merger Agreement results in the failure of such condition. Neither Purchaser nor Parent may rely on the failure of the second of the foregoing conditions to be satisfied if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to accept any Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conversion of Shares.

At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Cobra, Purchaser or the holders of any securities of Cobra or Purchaser, each outstanding Share (other than Shares owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price (in cash, without interest and less any applicable withholding taxes thereon (which we refer to as the “Merger Consideration”)). All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate theretofore representing such Shares shall cease to have any rights or claims with respect thereto, except the right to receive, with respect to each Share represented by such certificate, the Offer Price, in cash, without interest thereon.

Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Cobra Equity Awards.

Unless otherwise agreed to by Cobra, Parent and Purchaser in writing, the Cobra Equity Incentive Plan will terminate as of the Effective Time of the Merger and the provisions in any other plan, program or arrangement that provide for the issuance or grant of any other interest in respect of the capital stock of Cobra or any subsidiary of Cobra will be cancelled as of the Effective Time of the Merger.

Pursuant to the Merger Agreement, at the Effective Time of the Merger, each option to purchase Shares outstanding under the Cobra Equity Incentive Plan (we refer to each as an “Option”) outstanding immediately prior to the Effective Time of the Merger that has an exercise price that is less than the Offer Price, whether vested or unvested, will become fully vested and cancelled and converted into the right to receive an amount in cash determined by multiplying (i) the number of Shares subject to such Option and (ii) the excess of the Offer Price, without interest and less any applicable withholding taxes thereon, over the exercise price of such Option, which will be paid through Cobra’s payroll system on the next scheduled payroll date following the closing of the Merger.

Pursuant to the Merger Agreement, at the Effective Time of the Merger, each Share of Restricted Stock that is outstanding immediately prior to the Effective Time of the Merger, whether vested or unvested, will become fully vested and all restrictions and repurchase rights will lapse and will be converted into the right to receive an amount in cash determined by multiplying (A) the total number of Shares of restricted stock without regard to vesting and (B) the Offer Price, without interest and less any applicable withholding taxes thereon, which will be paid through Cobra’s payroll system on the next scheduled payroll date following the closing of the Merger.

Surrender and Payment.

Promptly following the Effective Time of the Merger (but in no event later than two business days after the Effective Time of the Merger), Parent will cause the Depository to send to each holder of record of Shares immediately prior to the Effective Time of the Merger the Letter of Transmittal and instructions for use in such exchange. Upon (i) surrender of the stock certificate together with a properly completed Letter of Transmittal, or (ii) in the case of uncertificated Shares the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement, the holder of such Shares will be entitled to receive the Merger Consideration in respect thereof. Until so surrendered or transferred, as the case may be, each such certificate or uncertificated Share will represent after the Effective Time of the Merger for all purposes only the right to receive such Merger Consideration or the right to demand to be paid the “fair value” of the Shares represented thereby in accordance with Section 262 of the DGCL (to the extent held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the DGCL).

Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation.

The certificate of incorporation and the by-laws of Cobra will be amended at the Effective Time of the Merger to read in their entirety as the certificate of incorporation and by-laws of Purchaser in effect immediately prior to the Effective Time of the Merger, except that the certificate of incorporation will be amended to change the name of the Surviving Corporation to “Cobra Electronics Corporation”. The directors and officers of Purchaser at the Effective Time of the Merger will be the directors and officers of the Surviving Corporation.

Representations and Warranties.

The representations and warranties contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations and warranties may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Cobra. Cobra’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Cobra, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Some of the representations and warranties in the Merger Agreement made by Cobra are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means, with respect to Cobra, any effect, change, event, occurrence, circumstance or development (“Effect”) that is or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Cobra and its subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, or any Effect to the extent any of the foregoing results from any of the following, be taken into account in determining whether there has been a Company Material Adverse Effect: (1) the entry into or the announcement or pendency of the Merger Agreement or the consummation of the transactions, in each case, including (a) by reason of the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates, (b) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of Cobra and its subsidiaries following the Effective Time of the Merger and (c) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (2) changes in Cobra’s stock price or trading volume, any changes in the ratings or the ratings outlook for Cobra or any of its subsidiaries by any applicable rating agency, or any changes in any analyst’s recommendations or ratings with respect to Cobra or any of its subsidiaries; (3) any failure by Cobra to meet any internal or published revenue or earnings projections for any period ending on or after the date of the Merger Agreement (provided, however, that this exception and the exception in (2) above will not in any way prevent or otherwise affect a determination that any Effect underlying such changes has resulted in, or contributed to, a Company Material Adverse Effect); (4) changes in general economic conditions in the United States, or changes in conditions in the global economy generally or any Effect affecting any business or industries in which Cobra or any of its subsidiaries operates; (5) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world; (6) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (7) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world; (8) changes in Law, regulation or other legal or regulatory conditions (or the interpretation thereof); (9) changes in GAAP or other accounting standards (or the interpretation thereof); or (10) any actions or claims made or brought by any of the current or former stockholders of Cobra (or on their behalf or on behalf of Cobra, but in any event only in their capacities as current or former stockholders) arising out of the Merger Agreement or any of the transactions; provided that with respect to items (4), (5), (6), (7) and (8), such Effects will be taken into account to the extent they materially and disproportionately adversely affect Cobra and its subsidiaries, taken as a whole, compared to other companies operating in the same industries in which Cobra and the subsidiaries of Cobra operate.

In the Merger Agreement, Cobra has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	organization, good standing and corporate power;

•	its organizational documents;

•	corporate authority and authorization with respect to the Merger Agreement;

•	its capitalization;

•	its subsidiaries;

•	governmental authorizations;

•	non-contravention;

•	the Cobra Board’s recommendation in respect of the Offer, the Merger, the other transactions contemplated by the Merger Agreement and actions in respect of Cobra’s Rights Plan;

•	compliance with laws;

•	compliance with the U.S. Foreign Corrupt Practices Act;

•	compliance with U.S. international trade laws;

•	absence of litigation;

•	SEC filings;

•	financial statements;

•	its implementation and maintenance of internal accounting control systems;

•	absence of material undisclosed liabilities;

•	absence of certain changes or events;

•	personal and real property;

•	tax matters;

•	employee benefit matters;

•	labor relations;

•	material contracts and commitments

•	intellectual property;

•	insurance;

•	finders’ fees;

•	opinion of Cobra’s financial advisor;

•	the inapplicability of state anti-takeover statutes or certain other regulations to the Offer or the Merger;

•	environmental matters;

•	product warranties;

•	the information supplied by or on behalf of Cobra or any of its subsidiaries for inclusion in the Offer to Purchase or the Schedule 14D-9; and

•	absence of actions that would be expected to render Section 251(h) of the DGCL inapplicable to the Merger.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Cobra with respect to, among other things:

•	organization, good standing and corporate power;

•	corporate authority and authorization with respect to the Merger Agreement;

•	governmental authorizations;

•	non-contravention;

•	absence of litigation;

•	Purchaser’s capitalization;

•	availability of funds;

•	the Limited Guaranty;

•	solvency;

•	finders’ fees;

•	Purchaser’s operations;

•	the information supplied by or on behalf of Parent or Purchaser for inclusion in the Offer to Purchase or the Schedule 14D-9;

•	absence of arrangements with Cobra’s management and directors; and

•	independent investigation.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Cobra.

Under the Merger Agreement, Cobra has agreed that, subject to certain exceptions, from August 27, 2014 until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement, Cobra will, and will cause each of its subsidiaries, to maintain its existence in good standing under applicable Law, conduct its business and operations only in the ordinary and usual course of business consistent with prior practice and use commercially reasonable efforts to:

•	preserve intact its assets, properties, Contracts or other legally binding understandings and business organizations;

•	keep available the services of its current officers and key employees and consultants; and

•	preserve the current relationships of Cobra and its subsidiaries with customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which Cobra or any of its subsidiaries has business relations.

Cobra has also agreed that from August 27, 2014 until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement and subject to certain exceptions and thresholds, it will not and it will cause each of its subsidiaries not to take action with respect to certain matters, including:

•	dividends, distributions or execution of voting agreements;

•	adjustments, splits, combinations or reclassifications of capital stock or any issuance or authorization or substitution of any capital stock of Cobra or any of its subsidiaries;

•	repurchases, redemptions or other acquisitions of any Shares or capital stock of any of Cobra’s subsidiaries or any other equity interests;

•	issuance, delivery or sale, pledge or encumbrance of any Shares or rights with respect to capital stock of Cobra or any subsidiary of Cobra;

•	waiver of any rights under or amendment of the Rights Plan;

•	amendment to organizational documents;

•	incurrence or guarantee of indebtedness;

•	making of any loans, advances or capital contributions to or investments in any other Person;

•	merger or consolidation with any other entity or adoption of a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization;

•	alteration, amendment or creation of any obligations with respect to compensation, severance, benefits, change of control payments or other payments to present or former employees, directors or Affiliates of Cobra or other service providers outside the ordinary course of business other than as required by law or the benefit plans of Cobra;

•	sale, license, mortgage, transfer, lease or other disposal of any Equity Interests in any Person, or business or material properties or assets other than sales of inventory in the ordinary course of business;

•	incurrence of any encumbrance on any material property or asset;

•	license, transfer, assignment, abandonment, lapse or expiration of any material intellectual property owned by Cobra or its subsidiaries;

•	knowing or intentional disclosure of trade secrets outside the ordinary course of business;

•	acquisition of any material business, assets or securities other than inventory and raw materials in the ordinary course of business;

•	tax election changes, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	incurrence of capital expenditures in excess of $250,000.00;

•	payment, discharge, settlement, cancellation of any material liabilities outside the ordinary course of business;

•	entering into or amending Company Material Contracts;

•	maintaining insurance;

•	changes in financial accounting principles;

•	engagement in transactions or entering into agreements with affiliates of Cobra or other persons covered by Item 404 of Regulation S-K under the Exchange Act that would be required to be disclosed under Item 404 of Regulation S-K under the Exchange Act;

•	compromises, settlements or agreements to settle any actions relating to or affecting Cobra’s intellectual property or brought by any current or former holder of debt or equity securities of Cobra;

•	implementation of employee layoffs;

•	granting of material refunds, credits, rebates or other allowances to end users, customers, resellers or distributors; and

•	communicate in writing with employees regarding compensation in connection with the transactions contemplated by the Merger Agreement.

Acquisition Proposals.

No Shop. Cobra has agreed to, as of August 27, 2014, instruct and cause its Representatives and subsidiaries and its subsidiaries Representatives to immediately cease all discussions and negotiations with any Persons that were ongoing with respect to an Acquisition Proposal, and promptly deliver a written notice to each such Person to the effect that Cobra is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal and to promptly return or destroy all confidential information concerning Cobra and its subsidiaries. Under the Merger Agreement, Cobra has agreed until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement not to and not to authorize or permit its subsidiaries to, and to use its reasonable best efforts to cause its and its subsidiaries’ Representatives not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning Cobra or any of its subsidiaries to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	grant any waiver, amendment or release, or fail to enforce any rights (including by failing to pursue and obtain injunctions to prevent breaches), under any standstill or confidentiality agreement or any rights agreement or Antitakeover Laws, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal (including providing consent or authorization to make an Acquisition Proposal to any officer or employee of Cobra or to the Cobra Board (or any member thereof) pursuant to any confidentiality agreement); provided that Cobra may waive any standstill or similar provisions in its agreements to the extent necessary to permit a Person to make an Acquisition Proposal to the Cobra Board on a confidential basis;

•	(1) execute or enter into any Acquisition Agreement or other agreement that requires Cobra to abandon the Merger Agreement or (2) publicly approve, endorse, or recommend any such action; or

•	publicly propose to do any of the foregoing.

Notwithstanding the foregoing, at any time prior to the Acceptance Time of the Offer, Cobra may (a) provide information in response to a request for information to an unaffiliated Third Party who has made a Qualifying Acquisition Proposal after August 27, 2014 and (b) engage or participate in any discussions or negotiations with the unaffiliated Third Party who has made such Qualifying Acquisition Proposal, if and only if, prior to providing such information or engaging or participating in any discussions or negotiations with such unaffiliated Third Party:

•	Cobra has received from such unaffiliated Third Party so requesting such information an executed Acceptable Confidentiality Agreement;

•	Cobra gives Parent prompt (but in any event within twenty-four hours of the determination that such Acquisition Proposal is a Qualifying Acquisition Proposal) written notice of the Qualifying Acquisition Proposal;

•	Cobra furnishes to Parent any information concerning Cobra and its subsidiaries that is to be provided to such unaffiliated Third Party making such Qualifying Acquisition Proposal that was not previously made available to Parent or Parent’s Representatives. Prior to taking any action described in (a) and (b) in this paragraph; and

•	the Cobra Board has determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Qualifying Acquisition Proposal.

Adverse Recommendation Change

From and after August 27, 2014 until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement neither the Cobra Board nor any committee thereof may:

•	withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Purchaser, the Company Recommendation with respect to the Offer and the Merger;

•	adopt, approve, recommend, or declare advisable or publicly propose to adopt, approve, recommend or declare advisable an Acquisition Proposal;

•	fail to include the Company Recommendation in the Schedule 14D-9; or

•	cause or permit Cobra or any of its subsidiaries to enter into any Acquisition Agreement.

We refer to the actions described in the first, second and third bullet points above, collectively, as a “Company Adverse Recommendation Change.”

Notwithstanding the foregoing, if at any time prior to the Acceptance Time of the Offer, Cobra has received a Qualifying Acquisition Proposal from any Person that is not withdrawn and that the Cobra Board concludes in good faith constitutes a Superior Proposal, the Cobra Board may (i) effect a Company Adverse Recommendation Change with respect to such Superior Proposal and/or (ii) authorize Cobra to terminate the Merger Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal, if and only if prior to effecting such Company Adverse Recommendation Change and/or authorizing the termination of the Merger Agreement:

(1) the Cobra Board has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to the Cobra stockholders under applicable Law

(2) Cobra has complied in all material respects with its obligations under the “no shop” and “company adverse recommendation change” and related provisions in the Merger Agreement;

(3) Cobra has provided prior written notice to Parent at least four business days in advance of such action (we refer to such period as the “Notice Period”), to the effect that the Cobra Board has received a Qualifying Acquisition Proposal that is not withdrawn and that the Cobra Board has concluded constitutes a Superior Proposal and which notice specifies the identity of the party making the Superior Proposal and the material terms thereof; and

(4) in the event that the Cobra Board authorizes Cobra to terminate the Merger Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal after compliance with the applicable terms of the Merger Agreement, Cobra promptly validly terminates the Merger Agreement and enters into an Acquisition Agreement with respect to such Superior Proposal.

Additionally, prior to effecting a Company Adverse Recommendation Change or termination of the Merger Agreement as described above, Cobra is required to, and to cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and Parent’s Representatives in good faith (to the extent that Parent desires to negotiate) regarding adjustments in the terms and conditions of the Merger Agreement proposed by Parent, so that the Qualifying Acquisition Proposal would cease to constitute a Superior Proposal, and, in the event of any material revisions to the Qualifying Acquisition Proposal which result in the Cobra Board determining the Qualifying Acquisition Proposal to again be a Superior Proposal, Cobra is required to deliver a new written notice to Parent, after which Parent will have an additional two business days from the date of such notice to negotiate with Cobra any adjustments Parent desires to make in the terms and conditions of the Merger Agreement, so that the Qualifying Acquisition Proposal would again cease to constitute a Superior Proposal. With respect to such new written notice, and, during such two business day period, Cobra will, and will cause its financial and legal advisors to, negotiate with Parent and the Parent Representatives in good faith (to the extent that Parent desires to negotiate) regarding adjustments in the terms and conditions of the Merger Agreement proposed by Parent, so that the Qualifying Acquisition Proposal would cease to constitute a Superior Proposal.

If, after complying with the foregoing provisions, (i) Cobra determines that the Qualifying Acquisition Proposal continues to constitute a Superior Proposal, (ii) Parent provides irrevocable notice that it elects not to negotiate any further adjustments in the terms and conditions of the Merger Agreement within the applicable time period and (iii) Cobra has not within three business days of Parent’s notice, terminated the Merger Agreement, then such determination that the Qualifying Acquisition Proposal continues to constitute a Superior Proposal and any public disclosure of such determination by Cobra will be deemed a Company Adverse Recommendation Change for all purposes under the Merger Agreement.

Additionally and notwithstanding the restrictions on a Company Adverse Recommendation Change described above, from and after August 27, 2014 until the Acceptance Time of the Offer, the Cobra Board may (other than in connection with a Superior Proposal) withhold, modify or amend, in a manner adverse to Parent, the Company Recommendation, if and only if:

•	an Intervening Event has occurred;

•	the Cobra Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel and after giving consideration to any offer or proposal from Parent, that, in light of the Intervening Event, the failure by the Cobra Board to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Cobra stockholders under applicable Law;

•	Cobra has complied with its obligations under the “no shop” and “company adverse recommendation change” and related provisions of the Merger Agreement with respect to the Company Adverse Recommendation Change;

•	Cobra has provided prior written notice to Parent at least four business days in advance, to the effect that the Cobra Board has determined that an Intervening Event has occurred, which notice must specify in reasonable detail the material facts underlying the Cobra Board’s determination that an Intervening Event has occurred and the rationale and basis for the Company Adverse Recommendation Change; and

•

prior to effecting the Company Adverse Recommendation Change, Cobra will, and will cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of the Merger Agreement proposed by Parent, so as to obviate the need to effect a Company Adverse Recommendation Change on the basis of the Intervening Event so that the transactions contemplated by the Merger Agreement may be effected, provided, that in the event of any material change to the facts and circumstances relating to the Intervening Event, Cobra is required to deliver a new written notice to Parent, after which Parent will have an additional two business days from the date of such notice to negotiate with Cobra any adjustments Parent desires to make in the terms and conditions of the Merger Agreement, so as to obviate the need to effect a Company Adverse Recommendation Change on the basis of the Intervening Event and, during the two business day period, Cobra will, and will cause its financial and legal advisors to, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) regarding adjustments in the terms and conditions of the Merger Agreement proposed by Parent, so as to obviate the need to effect a Company Adverse Recommendation change on the basis of the Intervening Event so that the transactions contemplated by the Merger Agreement may be effected.

Nothing in the Merger Agreement prohibits Cobra or the Cobra Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to the Cobra stockholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be a Company Adverse Recommendation Change unless the Cobra Board expressly publicly reaffirms the Cobra Board Recommendation within two business days following any request by Parent or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Cobra has agreed to promptly (and, in any event, within one business day), notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Cobra or any of its Representatives, indicating, in connection with such notice, the identity of the Person or group of Persons making the offer or proposal, and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter will keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Cobra’s intentions as previously notified.

In addition, Cobra has agreed that in the event of any action taken by Cobra’s subsidiaries or its or their respective Representatives which, if taken by Cobra, would constitute a breach of the “no shop” or “company adverse recommendation change” provisions under the Merger Agreement, Cobra will be deemed in breach of such provisions.

An “Acquisition Proposal” means any proposal or offer relating to:

•	the acquisition by any Third Party of 15% or more of the Equity Interests in Cobra (by vote or by value);

•	any merger, consolidation, business combination, joint venture, reorganization, share exchange or similar transaction involving Cobra or any of its subsidiaries that, if consummated, would result in any Third Party beneficially owning 15% or more of the outstanding Equity Interests in Cobra;

•	any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution, disposition or other similar transaction which would, directly or indirectly, result in any Third Party acquiring an interest in assets (including Equity Interests of any subsidiary of Cobra) representing, directly or indirectly, 15% or more of the net revenues, net income, cash flow or assets of Cobra and its subsidiaries, taken as a whole;

•	any tender offer or exchange offer, as such terms are defined under the Exchange Act or other transaction that, if consummated, would result in any Third Party beneficially owning 15% or more of the outstanding Equity Interests in Cobra (by vote or by value); or

•	any combination of the foregoing.

An “Intervening Event” means, with respect to Cobra, a material fact, event, change, development, occurrence or set of circumstances that (i) was not known to the Cobra Board as of or prior to August 27, 2014 and becomes known to the Cobra Board prior to the Acceptance Time of the Offer, (ii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not reasonably expected to lead to a Superior Proposal) and (iii) is not the result of a breach of the Merger Agreement by Cobra or any of its subsidiaries or their respective Representatives.

A “Qualifying Acquisition Proposal” means an unsolicited bona fide written Acquisition Proposal that the Cobra Board determines (after consultation with its independent financial advisor and outside legal counsel) constitutes, or could reasonably expected to lead to, a Superior Proposal, and which Acquisition Proposal was not solicited after August 27, 2014, was made after August 27, 2014 and did not otherwise result from a breach of the “no shop” provisions described above.

A “Superior Proposal” means a Qualifying Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50%) and not solicited in violation of Section 6.4 of the Merger Agreement which the Cobra Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination), including such factors as the Cobra Board consider to be appropriate, which is more favorable to Cobra’s stockholders from a financial point of view than the transactions provided for in the Merger Agreement (after taking into account, without limitation of any other things the Cobra Board may deem relevant, the expected timing and risk and likelihood of consummation, financing, regulatory approvals, equityholder litigation, identity of the Person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions, other events or circumstances whether or not beyond the control of the Person making such Acquisition Proposal and any counter offer or proposal made by Parent or any of its affiliates in response thereto).

“Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Cobra, Parent, Purchaser or any affiliates thereof.

Financing.

Cobra has agreed to reasonably cooperate, and cause its subsidiaries and their respective Representatives to reasonably cooperate, with Parent and Representatives of Parent (including Sponsor and its subsidiaries) in connection with the financing of the Offer and the Merger, including by (i) furnishing Parent and its financing sources as promptly as practicable with financial and other pertinent information regarding Cobra and its subsidiaries as may be reasonably requested in writing by Parent, including all financial statements and projections and other pertinent information reasonably requested in writing by Parent (other than information for which Cobra is dependent on information to be provided by Parent to Cobra in order to prepare such financial statements and projections) and (ii) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent or otherwise reasonably facilitating the pledging of collateral (provided that such documents will not take effect until the Effective Time of the Merger). Notwithstanding the foregoing (A) no obligations of Cobra, its subsidiaries or their respective affiliates or Representatives under any such agreement, document or instrument executed or delivered by Cobra, its subsidiaries or respective affiliates or Representatives pursuant to the foregoing will be effective until the Effective Time of the Merger and (B) nothing in the Merger Agreement will require such assistance to the extent it would require Cobra to pay (or to agree to pay) any fees, reimburse any expenses, incur any liability or give any indemnities prior to the Effective Time of the Merger for which it is not reimbursed or indemnified.

In addition, Cobra has agreed to use its commercially reasonable efforts to cooperate with Parent to obtain payoff letters with respect to all Indebtedness for borrowed money of Cobra and its subsidiaries outstanding as of the Closing of the Merger and releases of all Encumbrances securing such Indebtedness, conditioned only on the payment of the amounts described in the payoff letters.

Neither Parent nor Purchaser may amend, modify, alter, waive, replace or agree to amend, modify, alter, waive or replace (in any case whether by action or inaction), any term of the Financing Commitment letter if such amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Financing beyond the amount necessary for Parent and Purchaser to sufficiently pay the Aggregate Consideration, all fees and expenses relating to the consummation of the Offer, the Merger and the other transactions contemplated thereby or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (A) delay or prevent the Offer Closing or the Closing or (B) make the funding of the Financing less likely to occur.

Parent and Purchaser have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in, or contemplated by, the Financing Commitment letter.

Indemnification and Insurance.

For six years from and after the Effective Time of the Merger, the Surviving Corporation has agreed to indemnify, advance expenses to, and hold harmless all past and present officers and directors of Cobra (we refer to each as an “Indemnified Person”), to the same extent and in the same manner such persons are indemnified as of August 27, 2014 by Cobra pursuant to the DGCL and Cobra’s certificate of incorporation and bylaws, for any acts or omissions occurring at or prior to the Effective Time of the Merger; provided, however, that in the case of advancement of expenses, any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

The Surviving Corporation’s certificate of incorporation and bylaws are required to contain provisions with respect to exculpation, advancement and indemnification that are at least as favorable to the Indemnified Persons as those contained in Cobra’s certificate of incorporation and bylaws as were in effect on August 27, 2014 and such provisions must not be amended, repealed or otherwise modified for a period of at least six years from the Effective Time of the Merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time of the Merger, were directors, officers, employees or agents of Cobra, unless such a modification is required by Law. In addition, by virtue of the Merger and at the Effective Time, the Surviving Corporation will assume the contractual indemnification obligations, if any, in existence on August 27, 2014 with any of Cobra’s directors, officers or employees.

Prior to the Effective Time of the Merger, Cobra will, and if Cobra fails to do so, Parent will cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that is substantially equivalent to and not less favorable in the aggregate than Cobra’s existing directors’ and officers’ liability insurance policy, which policy is required to provide coverage for a period of six years from and after the Effective Time of the Merger for events occurring prior to the Effective Time of the Merger.

If Cobra or the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time of the Merger, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time of the Merger (and for so long thereafter as any claims brought before the end of the six-year period thereunder are being adjudicated) the current policies of directors’ and officers’ insurance policies maintained as of August 27, 2014 with terms, conditions, retentions and limits of liability at least as favorable in the aggregate as that provided under Cobra’s existing policies as of August 27, 2014; provided, however that (i) Parent and the Surviving Corporation may substitute for Cobra’s existing policy a policy or policies of comparable coverage for such six-year period (and for so long as any claims brought before the end of such six-year period thereunder are being adjudicated), including a “tail” insurance policy; and (ii) the Surviving Corporation will not be required to pay annual premiums for the directors’ and officers’ insurance policy (or any applicable substitute or “tail” policies) in excess of $187,760. In the event that any future annual premiums for directors’ and officers’ insurance policy exceed $187,760, the Surviving Corporation will be entitled to reduce the amount of coverage under the policy to the greatest available coverage that can be obtained for a premium equal to $187,760.

Employee Matters.

During the 12-month period following the Effective Time of the Merger, Parent will provide, or will cause the Surviving Corporation to provide, to each employee of Cobra or its subsidiaries as of the Effective Time of the Merger (which we refer to as “Retained Employees”), coverage under vacation and sick leave policies that are not materially less favorable to each Retained Employee than the vacation and sick leave policies that were in effect for such Retained Employee immediately prior to the Effective Time of the Merger. In addition, Parent will, or will cause the Surviving Corporation to honor each Retained Employee’s accrued but unused vacation and sick leave as of the Effective Time of the Merger under the applicable vacation and sick leave policies of Cobra and its subsidiaries.

During the 12-month period beginning on the Effective Time of the Merger, with respect to each Retained Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective affiliates, Parent will provide, or will cause the Surviving Corporation or such affiliate to provide, severance benefits not less favorable than the severance benefits which such Retained Employee would have received under the applicable Cobra benefit plan had such termination of employment occurred immediately prior to the Effective Time of the Merger, but taking into account any service performed and any increases in compensation occurring during such period of employment after the Effective Time of the Merger.

Parent has agreed to take all reasonable actions so that, for purposes of eligibility to participate in, vesting, and, with respect to vacation, sick leave and severance benefits only, benefit accrual under each employee benefit plan maintained or assumed by Parent or any of its subsidiaries in which a Retained Employee is eligible to participate as of or after the Effective Time of the Merger (including under vacation and sick leave policies and severance plans or arrangements), each Retained Employee will be given credit for all service with Cobra and its subsidiaries (or all service credited by Cobra or its subsidiaries) to the same extent as if the service was rendered to Parent or any of its subsidiaries to the same extent that such service was recognized under the equivalent Cobra benefit plan as of the Closing of the Merger; provided, however, that such service need not be recognized for purposes of calculating benefits under a defined benefit pension plan, for purposes of any equity arrangements, or to the extent that such recognition of service would result in any duplication of benefits.

Parent is obligated to, or is obligated to cause Cobra and the Surviving Corporation to, take all commercially reasonable efforts to waive all pre-existing condition limitations, exclusions, and waiting periods applicable to the Retained Employees and former employees of Cobra and its subsidiaries under any welfare or fringe benefit plan in which such employees and former employees will be eligible to participate after the Effective Time of the Merger, except to the extent that such limitations or waiting periods would not have been satisfied under the comparable Cobra benefit plan immediately prior to the Effective Time of the Merger. Parent will use its commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of any co-payments and deductibles paid by each Retained Employee during the plan year in which the Effective Time of the Merger occurs for purposes of satisfying such plan year’s co-payment and deductible under any Cobra benefit plan in which they will be eligible to participate that replace a Cobra benefit plan in the plan year in which the Effective Time of the Merger occurs.

Reasonable Efforts; Other Agreements.

Each of Parent, Purchaser and Cobra have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party under the Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Transaction Documents, including taking all commercially reasonable efforts to cause the conditions to the Offer and the conditions to the Merger to be satisfied.

Without limiting the foregoing, each of Cobra, Parent and Purchaser have agreed (i) to use its reasonable best efforts to promptly make any required submissions under antitrust laws which Cobra or Parent determines should be made in respect of the Offer, the Merger and the transactions contemplated by the Merger Agreement and (ii) to cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts that are material to Cobra’s business in connection with the consummation of the transactions contemplated by the Merger Agreement and (B) in promptly making any filings, furnishing information required in connection therewith and seeking to timely obtain any consents, permits, authorizations, approvals or waivers.

Notwithstanding the foregoing, Cobra, Parent and Purchaser agree that the reasonable best efforts of any party to the Merger Agreement will not be deemed to include (i) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or agreeing to do any of the foregoing) with respect to any of Parent’s, Cobra’s, or any of their affiliates’ businesses, assets or properties other than, if required by a Governmental Entity, agreeing to hold separate and, if required by a Governmental Entity, agreeing to divest, Cobra’s Radar/Laser Detection Business or (ii) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity that would require Parent, Cobra or any of their affiliates to take any action other than, if required by a Governmental Entity, agreeing to hold separate and, if required by a Governmental Entity, divest, Cobra’s Radar/Laser Detection Business, to the extent necessary to give effect to clause (i) in this paragraph.

In furtherance of the foregoing, but solely to the extent necessary to give effect to clause (i) in the paragraph above, Parent has agreed to (A) if required by a Governmental Entity, agree to hold separate, and/or, if required by a Governmental Entity, agree to divest, Cobra’s Radar/Laser Detection Business and (B) take any and all actions (but not so as to increase the divestitures required by the paragraph above) ancillary or necessary to give effect thereto as demanded by any Governmental Entity, including the provisions of transition services and support, in order to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement so as to consummate the transactions contemplated by the Merger Agreement as soon as practicable. In addition, Cobra is required to cooperate with, and to cause its subsidiaries and their respective directors, officers and employees to cooperate with, Parent in all reasonable respects and any applicable Governmental Entity in all material respects in promptly determining the composition and structure of, and effectuation and consummation of, any requested hold separate or divestiture agreement whose establishment is necessary to give effect to any ‘hold separate’ or ‘divestiture’ requirements described above.

Each of Cobra and the Cobra Board has agreed to promptly grant any approvals and use reasonable best efforts to take other lawful actions as are necessary so that the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement may be consummated as promptly as possible on the terms contemplated by the Merger Agreement and otherwise take other such commercially reasonable and lawful actions to eliminate or minimize the effects of any Antitakeover Laws and any regulations promulgated thereunder, on such transactions. Additionally, Cobra has agreed to continue to take all further actions (including keeping in full force and effect and not amending, waiving or modifying the Rights Plan Actions) necessary to render the Rights Plan inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Other Covenants.

The Merger Agreements contains other covenants, including, but not limited to, covenants relating to access to information and employees, conveyance taxes, FIRPTA certificate, Rule 14d-10 matters, operations of Parent and Purchaser, public announcements, further assurances, notices of certain events, stock exchange de-listing and transaction litigation.

Termination.

The Merger Agreement may be terminated and the Merger (and the other transactions contemplated by the Merger Agreement, the Financing Commitment letter, the Limited Guaranty and all other agreements, instruments and documents to be executed by Sponsor, Parent, Purchaser and Cobra in connection with the transactions contemplated by such agreements (which refer to as the “Transaction Documents”)) may be abandoned at any time prior to the Effective Time of the Merger as follows:

(1)	by mutual written consent of Cobra and Parent, which consent is required to be approved by the action of their respective boards of directors.

(2)	by either Cobra or Parent, upon written notice:

a.	if (i) any Governmental Entity issues an Order or takes any other action permanently enjoining, restraining or otherwise prohibiting the Offer Closing , the Merger or any of the other transactions contemplated by the Merger Agreement or any of the Transaction Documents, and such Order or other action becomes final and non-appealable or (ii) the Offer Termination occurs; provided, however, that this right to terminate the Merger Agreement is not available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Order and provided further, that this right to terminate the Merger Agreement is also not be available to any party that has failed in any material respect to comply with the covenants described above under—“Reasonable Efforts; Other Agreements”;

b.	if the Acceptance Time of the Offer has not occurred on or prior to the Outside Date; provided that this right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the failure of the Acceptance Time of the Offer to occur on or before the Outside Date;

(3)	by Cobra, upon written notice:

a.	prior to the Acceptance Time of the Offer if the Cobra Board or any committee thereof authorizes a termination of the Merger Agreement as described under “—Acquisition Proposals” above;

b.	if at any time prior to the Acceptance Time, (i) there has been a breach by Parent of any representation, warranty, covenant or agreement contained in the Merger Agreement that would, individually or in the aggregate, prevent or reasonably be expected to prevent the consummation of the Offer or the Merger and (ii) such breach (A) is not cured before the Outside Date, (B) is not reasonably capable of being cured before the Outside Date or (C) Parent does not within ten days after receipt of written notice thereof initiate and sustain commercially reasonable efforts to cure such breach; provided that Cobra may not terminate the Merger Agreement pursuant to this provision if such breach by Parent is cured; and provided further that Cobra may not terminate the Merger Agreement pursuant to this provision if Cobra has breached any of its covenants, agreements, representations or warranties contained in the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement as described in paragraph (4)(b) below;

c.	if (i) all of the conditions to the Merger have been satisfied or waived, (ii) Parent and Purchaser fail to complete the Closing of the Merger on the date the Closing should have occurred pursuant to the Merger Agreement and (iii) Cobra stood ready and willing to consummate the Closing of the Merger during such period; or

d.	if (i) all of the conditions to the Offer have been satisfied or waived as of the Expiration Time (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing , each of which is capable of being satisfied at the Offer Closing ) and (ii) the Offer Closing does not occur within three business days in accordance with the Merger Agreement.

(4)	by Parent, upon written notice:

a.	if there has been a Company Adverse Recommendation Change; or

b.	if at any time prior to the Acceptance Time of the Offer (i) there has been a breach by Cobra of any representation, warranty, covenant or agreement contained in the Merger Agreement that would, individually or in the aggregate, result in a failure of a condition described in clause (b) or clause (c) below under Section 15—“Certain Conditions to the Offer” and (ii) such breach (A) is not cured before the Outside Date, (B) such breach is not reasonably capable of being cured before the Outside Date or (C) Cobra does not within ten days after receipt of notice thereof initiate and sustain commercially reasonable efforts to cure such breach; provided that Parent may not terminate the Merger Agreement pursuant to this provision if such breach by Cobra is cured; and provided further that Parent may not terminate the Merger Agreement pursuant to this provision if Parent has breached any of its covenants, agreements, representations or warranties contained in the Merger Agreement such that Cobra would be entitled to terminate the Merger Agreement as described in paragraph (3)(b) above.

Remedies.

Remedies of Parent and Purchaser

•	Prior to the termination of the Merger Agreement, Parent and Purchaser are entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement by Cobra and to enforce specifically the terms and provisions of the Merger Agreement, including Cobra’s obligation to consummate the Merger;

•	Parent and Purchaser are entitled to terminate the Merger Agreement as described above under—“Termination;”

•	Except in the case of fraud or any Willful Breach, in no event will any member of the Parent Group have the right to seek or obtain money damages from Cobra or any member of the Company Group under the Merger Agreement; and

•	In the event of any Willful Breach, the maximum aggregate monetary liability of the Company Group in respect of any Willful Breach (including for any loss suffered or the failure of the transactions contemplated by the Merger Agreement to be consummated, or in respect of any oral representation made or alleged to have been made in connection with the Merger Agreement), whether in equity or at Law, in contract, tort or otherwise, will be limited to $1,137,501.96 (which we refer to as the “Cap”) and in no event will any member of the Parent Group seek to recover any money damages in excess of the Cap or any damages in respect of any consequential, punitive, special, incidental or indirect damages or losses, including business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity.

Remedies of Cobra

•	Prior to the termination of the Merger Agreement and other than as it relates to the right to cause the Financing Commitment to be funded and to consummate the Merger, Cobra is entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement by Parent and Purchaser and to enforce specifically the terms and provisions of the Merger Agreement;

•

Prior to the termination of the Merger Agreement, Cobra is entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Purchaser’s obligations to cause the Financing Commitment to be funded and to consummate (i) the Offer Closing only in the event that each of the following conditions has been satisfied: (A) as of the then-scheduled Expiration Time, each condition of the Offer has been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing , each of which is able to be satisfied at the Closing of the Offer) and (B) the Offer Closing does not occur in accordance with Section 1.1 of the Merger Agreement, and (ii) the Closing of the Merger only in the event that each of the following conditions has been satisfied (A) all of the conditions to the Merger have been satisfied, (B) Parent and Purchaser fail to complete the Closing of the Merger on the date the Closing should have occurred pursuant to Section 2.2 of the Merger Agreement and (C) Cobra has irrevocably confirmed in writing to Parent that if the Financing Commitment is funded, then it will take all such actions in its control to effect the Closing of the Merger in accordance with the Merger Agreement;

•	Cobra is entitled to terminate the Merger Agreement as described above under—“Termination;”

•	Except in the case of fraud or any Willful Breach, in no event will any member of the Company Group have the right to seek or obtain money damages or expense reimbursement from Parent, Purchaser, the Sponsor, any member of the Parent Group or any financing source under the Merger Agreement and, except in the case of fraud or any Willful Breach, the Company Group’s sole remedy for breaches or alleged breaches of the Merger Agreement by Parent or Purchaser is Cobra’s right to (i) terminate the Merger Agreement or (ii) seek specific performance as described above; and

•	In the event of any Willful Breach, the maximum aggregate monetary liability of Parent, Purchaser, Sponsor or any other member of the Parent Group (including for any loss suffered or the failure of the transactions contemplated by the Merger Agreement to be consummated, or in respect of any oral representation made or alleged to have been made in connection therewith), whether in equity or at Law, in contract, in tort or otherwise, will be limited to the Cap and in no event will any member of the Company Group seek to recover any money damages in excess of the Cap or any damages in respect of any consequential, punitive, special, incidental or indirect damages or losses, including business interruption, loss of future revenue, diminution in value, profits or income, or loss of business reputation or opportunity.

In no event is Cobra entitled to seek specific performance of the Merger Agreement other than in the specific circumstances described above.

The Financing Commitment Letter.

Parent and Purchaser have received a financing commitment letter from the Sponsors, pursuant to which each Sponsor, pro rata, severally and in accordance with its Commitment Percentage, have collectively committed to, directly or indirectly, contribute, or cause to be contributed, as an equity contribution and/or through its affiliates to loan or cause to be loaned to Parent and/or Purchaser an aggregate amount equal to $45.0 million, solely for the purpose of allowing Purchaser to fund (i) the aggregate consideration pursuant to the Offer and the Merger, (ii) the repayment of Cobra’s outstanding indebtedness for borrowed money under the Credit Agreement and (iii) related fees and expenses of Parent. Each of the Sponsors may provide an amount less than its Commitment Percentage of the Financing Commitment to Purchaser, provided that such lesser amounts are in the aggregate sufficient, when taken together with amounts available to Parent and Purchaser under any third party debt financing, to fund the aggregate consideration pursuant to the Offer and the Merger subject to Section 3.1 of the Merger Agreement, repay Cobra’s then outstanding indebtedness for borrowed money under the Credit Agreement and pay related fees and expenses of Parent.

The funding of the Financing Commitment is subject to the satisfaction of all of the conditions to the Offer at the Expiration Time of the Offer.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the financing commitment letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

The Limited Guaranty.

On the terms and subject to the conditions set forth in the Limited Guaranty, each of the Sponsors has guaranteed to Cobra the payment of such Sponsor’s Commitment Percentage, if and when due, of any amounts payable (but in any event not to exceed $1,137,501.96 in the aggregate) by Parent or Purchaser to Cobra upon and solely in the event of any Willful Breach by Parent or Purchaser of the Merger Agreement pursuant to and subject to the limitations and conditions set forth in the Merger Agreement and the Limited Guaranty (which we refer to as the “Guaranteed Obligation”).

Neither Sponsor will have any further liability or obligation under the limited guaranty from and after the earliest of (a) the Effective Time of the Merger, (b) the payment and satisfaction in full of its Commitment Percentage of the Guaranteed Obligation and (c) the 90th day following termination of the Merger Agreement, unless Cobra delivers a written claim or request for payment to the Sponsors with respect to the Guaranteed Obligation prior to the expiration of such 90 day period; provided that if the Merger Agreement has been terminated and such claim or notice has been provided, the Sponsors will have no further liability or obligation under the limited guaranty from and after the earliest of (i) a final, non-appealable order of a court of competent jurisdiction determining that the Sponsors do not owe any amount under the Limited Guaranty, (ii) a written agreement between the Sponsors and Cobra terminating the obligations and liabilities of the Sponsors under the Limited Guaranty and (iii) with respect to each Sponsor, payment of the applicable Sponsor’s Commitment Percentage of the Guaranteed Obligation by a Sponsor, Parent or Purchaser.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Tender Agreement

On August 27, 2014, in connection with the execution of the Merger Agreement, each member of the Cobra Board and each of the executive officers of Cobra, collectively holding approximately 2.67% (on a fully diluted basis) of the outstanding Shares entered into the Tender and Support Agreement (the “Tender Agreement”) with Parent and Purchaser, pursuant to which each such person agreed, among other things, to tender and not withdraw their Shares in the Offer unless and until the termination of the Offer or the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for Cobra.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and all equity interests in, Cobra. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger immediately thereafter.

On August 27, 2014, the Cobra Board unanimously (i) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of Cobra and its stockholders for Cobra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (ii) authorized the execution and delivery of the Merger Agreement and the consummation by Cobra of the Merger; (iii) determined that Cobra is eligible to effect the Merger pursuant to Section 251(h) of the DGCL; (iv) approved the First Amendment to the Amended and Restated Rights Agreement dated November 3, 2011 and (v) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of Cobra accept the Offer and tender their Shares pursuant to the Offer.

If Parent and Purchaser acquire at least one full Share more than a majority of the Shares, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the procedures available under Section 251(h) of the DGCL (without a meeting of Cobra’s stockholders). The Offer will be consummated only if there are enough Shares tendered in the Offer to cause Purchaser to own one full Share more than a majority of the Shares then outstanding and to allow Purchaser to consummate the Merger immediately after the consummation of the Offer Upon consummation of the Merger, Cobra would become a wholly-owned subsidiary of Parent and will no longer be publicly owned. The certificate of incorporation and the by-laws of Cobra will be amended at the effective time of the Merger to read in their entirety as the certificate of incorporation and by-laws of Purchaser in effect immediately prior to the effective time of the Merger, except that the certificate of incorporation will be amended to change the name of the Surviving Corporation to “Cobra Electronics Corporation”. The directors and officers of Purchaser at the effective time of the Merger will be the directors and officers of the Surviving Corporation.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the remaining public stockholders of Cobra before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Cobra in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights for any or all shares of such class or series of stock of such constituent corporation, and to include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

Plans for Cobra. If Parent and Purchaser acquire at least one full Share more than a majority of the Shares then outstanding, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the procedures available under Section 251(h) of the DGCL (without a meeting of Cobra’s stockholders). The Offer will be consummated only if there are enough Shares tendered in the Offer to cause Purchaser to own one full Share more than a majority of the Shares then outstanding and to allow Purchaser to consummate the Merger immediately after the consummation of the Offer. Upon consummation of the Merger, Cobra would become a wholly-owned subsidiary of Parent and will no longer be publicly owned. Immediately following the Effective Time of the Merger, the directors and officers of Purchaser at the Effective Time of the Merger will be the directors and officers of the Surviving Corporation. The Sponsors are the equity owners of Escort, a competitor of Cobra. The Sponsors have not made a decision as to whether, or on what time frame, they would combine the businesses of Cobra and Escort. Any such decision would be made based on a variety of factors. At present, the Sponsors intend to operate Cobra as a stand-alone entity and to focus on improving Cobra’s profitability and cash flow.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are currently quoted on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 400, the market value of publicly held Shares is less than $5 million, there are fewer than two active and registered market makers in the Shares, the Company has stockholders’ equity of less than $10 million, or the bid price for the Shares is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 300, (iii) the market value of publicly held Shares is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares, (v) the bid price for the Shares is less than $1 or (vi)(A) the Company has stockholders’ equity of less than $2.5 million, (B) the market value of the Company’s listed securities is less than $35 million and (C) the Company’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of the Company, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for the Shares will be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Cobra upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Cobra to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Cobra to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Cobra. Furthermore, the ability of “affiliates” of Cobra and persons holding

“restricted securities” of Cobra to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from August 27, 2014 to the earlier of the Effective Time of the Merger and the termination of the Merger Agreement, without the prior written approval of Parent, Cobra will not, and will not allow its subsidiaries to declare, set aside, establish a record date for, or make or pay any dividends or distributions in respect of its Shares.

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s right to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, Purchaser (i) will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to promptly pay for or return tendered Shares after termination or withdrawal of the Offer), pay for any Shares validly tendered and not validly withdrawn prior to the Expiration Time and (ii) may delay the acceptance for payment of, or, subject to the rules and regulations referred to in clause (i) above, the payment for, any Shares tendered in the Offer, in the event that at the then scheduled Expiration Time of the Offer (as it may be extended pursuant to the Merger Agreement), if:

a)	immediately prior to the then-scheduled Expiration Time, the Minimum Condition has not been satisfied;

b)

(i) other than the Fundamental Representations and the representations and warranties set forth in Section 4.3(a) of the Merger Agreement, the representations and warranties of Cobra in the Merger Agreement are not true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of August 27, 2014 and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not have a Company Material Adverse Effect, (ii) the Fundamental Representations are not true and correct in all material respects as of August 27, 2014 and as of the Expiration Time as if made at and as of the Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct in all material respects as of such earlier date), or (iii) the capitalization representations and warranties made by Cobra are not true and correct in all respects when made and at and as of immediately prior to the Expiration Time as if made at and as of such time, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to result in an increase in the number of Shares of Cobra stock outstanding (or underlying outstanding Company Common Stock Options) in excess of 60,000 in the aggregate;

c)	Cobra has not performed or complied in all material respects with any of its agreements or covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Expiration Time;

d)	there has occurred a “Company Material Adverse Effect;”

e)	(i) any Law or Order (whether temporary, preliminary or permanent) has been enacted, issued, promulgated, enforced or entered that is in effect or pending and that conditions, prevents or prohibits the consummation of the Closing of the Offer or the Merger, (ii) any United States Governmental Entity has opened and not closed an investigation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) any United States Governmental Entity has requested or required in writing (and not withdrawn such request or requirement in writing) that the parties to the Merger Agreement not consummate the Offer Closing , the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that the condition in this bullet will not be available to Parent or Purchaser if the failure of Parent or Purchaser to fulfill their respective obligations described in the—“Reasonable Efforts” section results in the failure of the condition to be satisfied; or

f)	the Merger Agreement has been terminated in accordance with its terms.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable rules and regulations of the SEC, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Condition) and are in addition to, and are not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General.

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Cobra with the SEC and other publicly available information concerning Cobra, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Cobra’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cobra’s business, or certain parts of Cobra’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes.

A number of states (including Delaware, where Cobra is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL (which we refer to as “Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Cobra, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger, and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Cobra will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Cobra. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Cobra will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Cobra in accordance with Section 251(h) the DGCL.

United States Antitrust Compliance.

Parent will not file a notification and report form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) relating to its proposed acquisition of Cobra as the transactions contemplated by the Merger Agreement do not require a filing with the Antitrust Division or FTC.

Notwithstanding the absence of a requirement to make such filing, at any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Cobra or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Cobra.”

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky’’ or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

SCHEDULE I

INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is 142 W. 57th Street, 17th Floor, New York, New York 10019. And the telephone number is (212) 699-3996.

Name and Address	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Justin Hillenbrand, Director and President	United States	Co-Chief Executive Officer of Monomoy Capital Partners
Austin Forsyth, Director	United States	Senior Associate of Monomoy Capital Partners. Before joining Monomoy in 2011, Mr. Forsyth was an Analyst at Lazard Middle Market.
Andrea Cipriani Secretary and Treasurer	United States	Chief Financial Officer of Monomoy Capital Partners

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is 142 W. 57th Street, 17th Floor, New York, New York 10019. And the telephone number is (212) 699-4000.

Name and Address	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Justin Hillenbrand, Director and President	United States	See response for Parent
Austin Forsyth, Director	United States	See response for Parent
John Stewart, Director	United States	Managing Director of Monomoy Capital Partners
Andrea Cipriani Secretary and Treasurer	United States	Chief Financial Officer of Monomoy Capital Partners

The Sponsors.

Monomoy Capital Partners II, L.P. is a Delaware limited partnership engaged in the business of making private equity and other types of investments.

MCP Supplemental Fund II, L.P. is a Delaware limited partnership engaged in the business of making private equity and other types of investments.

Monomoy General Partner II, L.P. is the general partner of Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. Monomoy General Partner II, L.P. is a Delaware limited partnership, the principal business of which is acting as general partner of Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. and certain other affiliated private equity funds.

Monomoy Ultimate GP, LLC is the general partner of Monomoy General Partner II, L.P. Monomoy Ultimate GP, LLC is a Delaware limited liability company, the principal business of which is acting as general partner of Monomoy General Partner II, L.P. and as the general partner or manager of certain other affiliated entities.

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and manager of Monomoy Ultimate GP, LLC. Unless otherwise indicated, the current business address of each person is 142 W. 57th Street, 17th Floor, New York, New York 10019. And the telephone number is (212) 699-4000.

Name and Address	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Stephen Presser Managing Director and Member	United States	Senior Partner of Monomoy Capital Partners
Daniel Collin Managing Director and Member	United States	Co-Chief Executive Officer of Monomoy Capital Partners
Justin Hillenbrand Managing Director and Member	United States	Co-Chief Executive Officer of Monomoy Capital Partners

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Cobra or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The depositary for the tender offer is:

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Telephone confirm: (877) 248-6417 or (718) 921-8317

Fax: 718-234-5001

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms Call Collect: (212) 297-0720

All Others Call Toll Free: (855) 208-8903

Email: info@okapipartners.com